

03018912

AR/S

P.E. 12-31-02

0-21809

PROCESSED

MAR 27 2003

THOMSON FINANCIAL

Home City

Financial Corporation

2002

ANNUAL REPORT

Dear Shareholder:

A review of 2002 reveals a year of changes, causing Home City Financial Corporation to make adjustments for the benefit of the company and our shareholders. A year ago we talked about the effects of the tragedy of September 11, 2001, on the national and local economy, including the recession that has caused plant and business closings or reductions in staffing. Our economy has not yet rebounded, but we have managed to increase our loan portfolio. We experienced increased charge-offs on loans and increased our provision for loan losses to maintain an adequate allowance for future loan losses, but the quality of our loan portfolio remains good.

Another adjustment made by Home City was the sale of the business of our insurance agency. Although we wanted to be able to provide to our customers the convenience of buying their insurance from an affiliated agency, the Board of Directors decided that Home City's shareholders would be better served by our focusing on our primary banking business in the current challenging environment.

Home City also changed auditors in 2002. With the many changes to the laws and regulations governing public companies that have arisen - and continue to arise - in the aftermath of a series of corporate scandals, Home City decided that the company and its shareholders would benefit from the greater public company experience and resources of BKD, LLP. As BKD audited our financial records for the first time, BKD made Home City aware of an error in accruing potential future tax liabilities for stock dividends received on our Federal Home Loan Bank stock. As a result, we have restated our retained earnings by $151,000 as of December 31, 2000, and our previously reported net income for 2001 was decreased by $80,000, as reflected in the enclosed financial statements.

With all of the adjustments made during the last year, we continue to be well capitalized and we have continued to grow, with total assets increasing $5.6 million, or 3.87%. We are very encouraged by the increase in net loans receivable from $115.4 million to $127.4 million, funded by increases in deposits, additional Federal Home Loan Bank advances and proceeds from the sale of securities. In addition, the sale of the insurance agency, which had been operating at a net loss, will have a beneficial effect on Home City's net income. Although income declined from the previous year, we were still able to pay dividends totaling $0.44 per share in 2002.

While we cannot foresee all challenges that lie ahead, we can assure you that we will remain focused on increasing the value of your investment in Home City while conducting business with the integrity and professionalism that our customers and shareholders expect of us.

Thank you for your continued confidence in Home City.

Douglas L. Ulery
President and Chief Executive Officer

BUSINESS OF HOME CITY FINANCIAL CORPORATION

Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City. In 2000, HCFC incorporated Home City Insurance Agency, Inc. ("Agency"), a wholly owned subsidiary, to acquire the business of a local insurance agency. The business of the Agency was sold in December 2002.

Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-earning deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial loans constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from its offices located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial data:

	At December 31,		
	2002	2001 (Dollars in thousands)	2000
Assets	$149,735	$144,153	$123,445
Cash and cash equivalents (1)	6,061	5,010	1,593
Available-for-sale securities	6,363	13,583	4,079
Federal Home Loan Bank stock	2,177	2,079	1,779
Loans, net	127,415	115,373	110,945
Deposits	99,119	96,403	75,077
Federal Home Loan Bank advances	38,199	35,315	34,951
Long-term debt	0	307	313
Shareholders' equity	11,559	11,444	11,655

(Footnotes on following page)

Summary of earnings and other data:

	Year Ended December 31,		
	2002	2001 (Dollars in thousands)	2000
Total interest and dividend income	$9,780	$10,332	$9,533
Total interest expense	5,974	6,662	5,737
Net interest income	3,806	3,670	3,796
Provision for loan losses	376	140	110
Net interest income after provision for loan losses	3,430	3,530	3,686
Noninterest income	674	685	298
Noninterest expense	3,446	3,168	2,629
Income before income tax	658	1,047	1,355
Provision for income tax	153	277	361
Income from continuing operations	505	770	994
Net loss on discontinued operation	(48)	(68)	0
Net income	$ 457	$ 702	$ 994
Number of full service offices	2	2	1

Selected financial ratios:

	At or for the year ended December 31,		
	2002	2001	2000
Return on assets (2)	0.31%	0.52%	0.87%
Return on equity (3)	4.00	6.04	8.81
Interest rate spread (4)	2.52	2.54	2.93
Net interest margin (5)	2.77	2.89	3.45
Noninterest expense to average assets (6)	2.34	2.33	2.30
Average equity to average assets	7.76	8.56	9.87
Equity to assets at year end	7.72	7.94	9.56
Non-performing loans to total loans	0.33	1.28	0.06
Non-performing assets to total assets (7)	0.38	1.03	0.06
Allowance for loan losses to total loans	0.39	0.51	0.48
Allowance for loan losses to non-performing loans	88.56	39.78	738.89
Net charge-offs (recoveries) to average loans	0.39	0.12	0.07
Dividend payout ratio (8)	70.97	46.81	32.20

(1) Includes cash and amounts due from depository institutions and interest-earning deposits in other financial institutions.
(2) Net income divided by average total assets.
(3) Net income divided by average total equity.
(4) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(5) Net interest income as a percentage of average interest-earning assets.
(6) Noninterest expense divided by average total assets.
(7) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(8) Dividends declared per share divided by basic earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Home City Federal Savings Bank of Springfield converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

During 2002, HCFC did not initiate a repurchase program. During 2001, HCFC repurchased 29,600 common shares at an average price of $12.82 per share.

During the course of BKD's first audit of HCFC's financial statements, HCFC was made aware of an error in how it had accrued for possible federal income tax expense related to stock dividends received on its Federal Home Loan Bank stock. As a result, retained earnings at December 31, 2000, was restated from $7,934,000 to $7,783,000, and net income for 2001 was restated from $782,000 to $702,000.

Forward-Looking Statements

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition: Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2002.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2002 and 2001- Provision for Loan Losses: Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2002.

3. Liquidity and Capital Resources: Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

Financial Condition

HCFC's consolidated total assets amounted to $149.7 million at December 31, 2002, an increase of $5.5 million, or 3.87%, over the $144.2 million in total assets at December 31, 2001. Such increase in assets was funded primarily by the $2.7 million net increase in deposits, $2.9 million net increase in advances from the Federal Home Loan Bank of Cincinnati (the "FHLB"), and undistributed net earnings of $112,000.

Cash and cash equivalents, time deposits and investment securities totaled $12.4 million at December 31, 2002, a decrease of $6.2 million, or 33.14%, from December 31, 2001. During the year ended December 31, 2002, only $25,000 of investment securities matured. Those proceeds, together with $25.2 million received from the sale of securities and paydown of mortgage-backed securities, were used to purchase $18.1 million of somewhat lower yielding securities, but with less interest rate risk, in order to manage the interest rate risk position of the investment portfolio. The remainder of the proceeds helped fund the increase in loans receivable.

Net loans receivable totaled $127.4 million at December 31, 2002, an increase of $12.0 million, or 10.44%, from the $115.4 million total at December 31, 2001. During the year ended December 31, 2002, loan originations amounted to $59.3 million, with one- to four-family mortgage loans comprising $27.8 million and commercial lending comprising $14.3 million. Such originations were partially offset by principal repayments of $46.8 million.

Home City's allowance for loan losses totaled $503,000 at December 31, 2002, which represented 0.39% of total loans and 88.56% of non-performing loans. At December 31, 2001, the allowance for loan losses totaled $592,000, an amount which represented 0.51% of total loans and 39.78% of non-performing loans. With the continued slow pace of the economy and the resulting decline in market values of equity securities, some borrowers have been faced with cash flow problems. As a result, a number of borrowers have been unable to adhere to their contractual repayment schedules, which directly relates to an individual credit being classified as a problem or nonperforming loan. A major borrower's problem loans caused HCFC to increase its loan loss provision, resulting in better coverage of Home City's remaining non-performing loans when the problem loans were written off as a loss in mid-2002. Management has increased its emphasis on the consideration of both local and national economic factors in determining the adequacy of the allowance for loan losses.

Non-performing loans were $423,000 and $1,488,000 at December 31, 2002 and 2001, respectively, and represented 0.28% and 1.03% of total assets at such dates. The $1.1 million net decrease at December 31, 2002, was due mainly to loan charge-offs of $490,000 and transfers to real estate owned of approximately $600,000. All loans classified as non-performing at December 31, 2002, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 2002, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations.

Deposits totaled $99.1 million at December 31, 2002, an increase of $2.7 million, or 2.82%, from $96.4 million at December 31, 2001. The increase is significantly less than the deposit growth trends (averaging over 10%) that Home City has been experiencing over the past several years and is attributed to the concerted effort to diminish balances of brokered funds, which decreased by $2.8 million during 2002. While time deposits decreased by $9.1 million, other deposits increased by $11.8 million. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB increased from $35.3 million at December 31, 2001, to $38.2 million at December 31, 2002, an increase of 8.17%, as advances were used to fund loan originations.

Shareholders' equity totaled $11.6 million at December 31, 2002, an increase of $115,000, or 1.00%, from $11.4 million at December 31, 2001, primarily due to undistributed net earnings of $112,000.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2002 and 2001

General. Net income for the year ended December 31, 2002, was $457,000, a decrease of $245,000, or 34.90%, from the $702,000 in net income recorded in 2001. The decrease in net income resulted primarily from additional provisions for loan losses of $236,000, a $278,000 increase in noninterest expense and an $11,000 decrease in noninterest income, which were partially offset by a $136,000 increase in net interest income, a decrease of $124,000 in the provision for federal income taxes from continuing operations and a $20,000 decrease in the net loss on discontinued operations.

Net Interest Income. Net interest income totaled $3.8 million for the year ended December 31, 2002, an increase of $136,000, or 3.71%, from the $3.7 million recorded in 2001. Interest income on loans decreased by $599,000, or 6.17%, during 2002 due primarily to a decrease in yield from 8.46% in 2001 to 7.59% in 2002, which was partially offset by an increase in the average balance of the loans outstanding of $5.2 million, or 4.49%. Interest income on investment securities increased by $149,000, or 37.63%, for the year ended December 31, 2002, compared to fiscal 2001, as the average balance increased by $6.2 million year-to-year and the related yield decreased by 131 basis points to 4.00% in 2002. Interest income on interest-bearing deposits decreased by $10,000 for the year ended December 31, 2002, compared to 2001. The average balance of interest-bearing deposits decreased $274,000 or 68.33%. The yield on interest-bearing deposits decreased 141 basis points to 1.41%. The average investment in federal funds sold during 2002 was $1.3 million, compared to an average investment of $2.3 million in 2001, which yielded 1.50% in 2002 as compared to 3.22% in 2001.

Interest expense on deposits decreased by $605,000, or 13.25%, during 2002, due primarily to a decrease in the weighted-average rate from 5.50% in 2001 to 4.24% in 2002, being offset partially by an increase in the average balance of deposits outstanding of $10.3 million, or 12.34%. Interest expense on FHLB advances and long-term borrowings decreased by $83,000, or 3.96%, primarily due to a decrease in the weighted-average rate from 5.81% in 2001 to 5.55% in 2002, which was offset slightly by an increase in the average balance outstanding of $180,000, or 0.50%.

As a result of the foregoing changes in interest income and interest expense, the interest rate spread decreased by 2 basis points, to 2.52% for 2002, as compared to 2.54% for 2001, while the net interest margin decreased by 12 basis points to 2.77% for the year ended December 31, 2002.

Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). A discussion of Home City's policy for determining the appropriate allowance is discussed below under "Critical Accounting Policies." As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2002. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

Home City had net charge-offs of $465,000 and $136,000 during the years ended December 31, 2002 and 2001, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 86.12% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 49.24% of total loans at December 31, 2002. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

The provision for loan losses was $376,000 and $140,000 for the years ended December 31, 2002 and 2001, respectively. The ratio of non-performing loans to total assets decreased to 0.28% in 2002 from 1.03% in 2001. At December 31, 2002 and 2001, Home City had a ratio of allowance for loan losses to total loans of 0.39% and 0.51%, respectively, and ratios of allowance for loan losses to non-performing loans of 88.56% and 39.78%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the increase in commercial and consumer installment lending, the provisions of $376,000 and $140,000 made in 2002 and 2001 were deemed appropriate by management to absorb reasonably foreseeable loan losses.

Noninterest Income. Noninterest income totaled $674,000 for the year ended December 31, 2002, a decrease of $11,000, or 1.61%, from the $685,000 recorded in 2001. The decrease resulted primarily from a decrease of $94,000 in net gains recognized on the sale of securities. This was partially offset by increases of $25,000 in income from life insurance, $4,000 in service charges on deposit accounts and $77,000 in other miscellaneous income.

Noninterest Expense. Noninterest expense increased by $278,000, or 8.78%, to a total of $3.4 million for the year ended December 31, 2002, as compared to 2001. The increases in most of the items of noninterest expense were due primarily to expenses of the first full year of operations at the new main office building. The significant increase in professional fees of $76,000, or 25.6%, was primarily due to increased consultant's fees for loan review and in connection with real estate owned.

Federal Income Taxes. The provision for federal income taxes totaled $129,000 for the year ended December 31, 2002, a decrease of $116,000, or 47.35%, from the $245,000 provision recorded in fiscal 2001. This increase was primarily the result of a greater percentage of nontaxable income in 2002, which resulted in an effective tax rate of 23.3% in 2002 versus 26.5% in 2001.

Critical Accounting Policies. The accounting and reporting policies of Home City are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Home City's significant accounting policies are described in detail in the notes to Home City's consolidated financial statements for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of Home City's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

The policy of management with respect to the amount of the allowance for loan losses is a critical accounting policy for Home City. Management evaluates the adequacy of the allowance for loan losses each quarter based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

Some types of loans are inherently more risky than others. The allowance for commercial loans, nonresidential real estate loans and multifamily real estate loans, which generally carry more risk than single-family residential real estate loans, is determined based upon the individual credit relationships and national and local economic factors that could affect such borrowers, as well as actual loss histories. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for one- to four-family residential real estate is based upon an analysis of national and local economic conditions and loss histories. The allowance for impaired loans is based on the collateral for collateral-dependent loans or the discounted cash flows using the loan's effective interest rate.

Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors. Undetected losses are probable due to inherent delays in obtaining information regarding a borrower's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and interpretations of economic trends; the volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits; and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans.

Yields Earned and Rates Paid

The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended December 31,					
	2002			2001		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning demand deposits	$ 127	$ 2	1.41%	$ 401	$ 12	2.82%
Federal funds sold	1,288	19	1.50	2,345	75	3.22
Time deposits	24	0	1.25	24	0	1.25
Investment securities (1)	13,618	545	4.00	7,462	396	5.31
Federal Home Loan Bank stock	2,116	98	4.62	1,981	134	6.73
Loans receivable (2)	120,052	9,116	7.59	114,894	9,715	8.46
Total interest-earning assets (3)	137,225	9,780	7.13	127,117	10,332	8.13
Noninterest-earning assets:						
Less: Allowance for loan losses	(471)			(531)		
Other non-earning assets	10,324			9,216		
Total assets	$ 147,078			$ 135,802		
Interest-bearing liabilities:						
NOW accounts	$ 2,814	$ 28	1.01%	$ 1,401	$ 28	1.99%
Money market accounts	695	13	1.86	450	15	3.27
Passbook accounts	21,203	509	2.40	14,049	452	3.22
Certificates of deposit	68,607	3,411	4.97	67,155	4,071	6.06
Total deposits	93,319	3,961	4.24	83,065	4,566	5.50
Federal Home Loan Bank advances	36,273	2,013	5.55	36,093	2,096	5.81
Total interest-bearing liabilities	129,592	5,974	4.61	119,158	6,662	5.59
Noninterest-bearing liabilities	6,072			5,025		
Total liabilities	135,664			124,183		
Total shareholders' equity	11,414			11,619		
Total liabilities and shareholders' equity	$147,078			$135,802		
Net interest income; net interest rate spread		$ 3,806	2.52%		$ 3,670	2.54%
Net interest margin (4)			2.77%			2.89%
Average interest-earning assets to interest-bearing liabilities			105.89%			106.68%

(1) Includes $35,000 and $93,000 of nontaxable municipal income recorded in 2002 and 2001, respectively. The tax-equivalent yield on investments is 4.13% and 5.95% for 2002 and 2001, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 7.14% and 8.23% for 2002 and 2001, respectively.
(4) Net interest income as a percent of average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended December 31,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest income attributable to:						
Interest-earning demand deposits	$ (6)	$ (4)	$ (10)	$ 6	$ (7)	$ (1)
Federal funds sold	(26)	(30)	(56)	71	(10)	61
Time deposits	0	0	0	0	0	0
Investment securities	257	(108)	149	196	0	196
Federal Home Loan Bank stock	8	(44)	(36)	33	(10)	23
Loans receivable	426	(1,025)	(599)	903	(383)	520
Total interest income	659	(1,211)	(552)	1,209	(410)	799
Interest expenses attributable to:						
NOW accounts	19	(19)	0	2	(11)	(9)
Money market accounts	6	(8)	(2)	1	(1)	0
Passbook savings accounts	191	(134)	57	60	(88)	(28)
Certificates of deposit	86	(746)	(660)	674	(11)	663
Federal Home Loan Bank advances	10	(93)	(83)	372	(73)	299
Total interest expense	312	(1,000)	(688)	1,109	(184)	925
Increase (decrease) in net interest income	$ 347	$ (211)	$ 136	$ 100	$ (226)	$ (126)

Asset and Liability Management

Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology adopted by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical change in market interest rates. Both an increase in market interest rates and a decrease in market interest rates are considered.

Presented below, as of December 31, 2002, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

As illustrated in the table, Home City's NPV is slightly more sensitive to declining rates than rising rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.

Change in interest rate (basis points)	At December 31, 2002		
	Board limit % change	$ change in NPV	% change in NPV
		(Dollars in thousands)	
+300	(55)%	$(555)	(6)%
+200	(35)	11	0
+100	(20)	259	3
0	0	0	0
-100	(20)	(842)	(9)
-200	(35)	--- (1)	--- (1)
-300	(55)	--- (1)	--- (1)

(1) As a result of the low interest rate environment at December 31, 2002, the OTS NPV Model did not produce results for a reduction of 200 and 300 points.

The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by the respective interest rate shock was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates continue to rise from the recent levels, Home City's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin, management is continually developing and modifying its strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

Liquidity and Capital Resources

Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

	Year ended December 31,	
	2002	2001
	(Dollars in thousands)	
Net income	$ 457	$ 702
Adjustments to reconcile net income to net cash from operating activities	831	165
Net cash provided by operating activities	1,288	537
Net cash used in investing activities	(5,224)	(18,071)
Net cash provided by financing activities	4,987	20,951
Net change in cash and cash equivalents	1,051	3,417
Cash and cash equivalents at beginning of year	5,010	1,593
Cash and cash equivalents at end of year	$ 6,061	$ 5,010

Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

OTS regulations require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2002, Home City's regulatory liquidity ratio was 7.15% of its average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At such date, Home City had commitments to originate loans totaling $4.0 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note 11 of the Notes to Consolidated Financial Statements.

Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2002 and 2001.

Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk, which may maintain a minimum of 3% core capital.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $503,000 at December 31, 2002.

The following table summarizes Home City's regulatory capital requirements and actual capital (see Note 11 of the Notes to Consolidated Financial Statements for regulatory capital amounts) at December 31, 2002:

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
			(Dollars in thousands)				
Tangible capital	$11,163	7.4%	$2,250	1.5%	$8,913	5.9%	$150,028
Core capital	11,163	7.4	6,001	4.0	5,162	3.4	150,028
Risk-based capital	11,666	10.4	8,950	8.0	2,716	2.4	111,881

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Independent Accountants' Report

Board of Directors
Home City Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheet of Home City Financial Corporation as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Home City Financial Corporation as of December 31, 2001 and for the year then ended, before they were retroactively restated for the matter discussed in Note 2, were audited by other accountants whose report dated January 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 24, 2003

Home City Financial Corporation – CONSOLIDATED BALANCE SHEETS

	(Dollars in thousands) December 31, 2002	2001 (Restated)
ASSETS		
Cash and due from banks	$ 1,158	$ 2,133
Interest-bearing demand deposits	3,289	638
Federal funds sold	1,614	2,239
Cash and cash equivalents	6,061	5,010
Interest-bearing deposits	24	24
Available-for-sale securities	6,363	13,583
Loans, net of allowance for loan losses of $503 and $592 at December 31, 2002 and 2001	127,415	115,373
Premises and equipment	3,935	4,170
Federal Home Loan Bank stock	2,177	2,079
Interest receivable	600	671
Cash surrender value of life insurance	2,829	2,695
Other	331	548
TOTAL ASSETS	$ 149,735	$ 144,153
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 5,468	$ 3,230
Savings, NOW and money market	29,626	20,008
Time	64,025	73,165
Total deposits	99,119	96,403
Federal Home Loan Bank advances	38,199	35,315
Long-term debt	0	307
Interest payable and other liabilities	858	684
TOTAL LIABILITIES	138,176	132,709
Shareholders' Equity		
Preferred shares, no par value: authorized 1,000,000 shares; none issued		
Common shares, no par value: authorized 5,000,000 shares; 952,200 shares issued		
Additional paid-in capital	6,013	6,023
Retained earnings	8,246	8,134
Unearned Recognition and Retention Plan (RRP) shares	(111)	(178)
Unearned Employee Stock Ownership Plan (ESOP) shares	(305)	(381)
Accumulated other comprehensive income (loss)	(18)	112
Treasury shares, at cost: 167,800 shares	(2,266)	(2,266)
TOTAL SHAREHOLDERS' EQUITY	11,559	11,444
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 149,735	$ 144,153

See notes to consolidated financial statements.

Home City Financial Corporation – CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in thousands) December 31, 2002	2001 (Restated)
INTEREST AND DIVIDEND INCOME		
Loans	$ 9,116	$ 9,715
Securities	545	396
Federal funds sold	19	75
Dividends on Federal Home Loan Bank stock	98	134
Deposits with financial institutions	2	12
TOTAL INTEREST AND DIVIDEND INCOME	9,780	10,332
INTEREST EXPENSE		
Deposits	3,961	4,566
Borrowings	2,013	2,096
TOTAL INTEREST EXPENSE	5,974	6,662
NET INTEREST INCOME	3,806	3,670
Provision for Loan Losses	376	140
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,430	3,530
NONINTEREST INCOME		
Service charges on deposits	35	31
Net realized gains on sales of available-for-sale securities	332	426
Life insurance	157	132
Other	150	96
TOTAL NONINTEREST INCOME	674	685
NONINTEREST EXPENSE		
Salaries and employee benefits	1,550	1,511
Net occupancy expense	314	245
Equipment expense	239	180
Data processing fees	237	226
Professional fees	373	297
Franchise taxes	144	143
Other	589	566
TOTAL NONINTEREST EXPENSE	3,446	3,168

See notes to consolidated financial statements.

	(Dollars in thousands) December 31, 2002	2001 (Restated)
Income from continuing operations before income tax	$ 658	$ 1,047
Provision for income taxes	153	277
Income from continuing operations	505	770
Discontinued operations		
Loss from operations of discontinued insurance agency (including loss on disposal of $23,000)	(72)	(100)
Income tax benefit	(24)	(32)
Loss on discontinued operations	(48)	(68)
NET INCOME	$ 457	$ 702
BASIC EARNINGS PER SHARE		
Income from continuing operations	$ 0.68	$ 1.03
Discontinued operations	(0.06)	(0.09)
NET INCOME	$ 0.62	$ 0.94
DILUTED EARNINGS PER SHARE		
Income from continuing operations	$ 0.68	$ 1.03
Discontinued operations	(0.06)	(0.09)
NET INCOME	$ 0.62	$ 0.94

See notes to consolidated financial statements.

Home City Financial Corporation – CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)

	Shares	Additional Paid-in Capital	Retained Earnings	Unearned Compen-sation	Unearned ESOP Shares	Accum-ulated Other Compre-hensive Income (Loss)	Treasury Shares	Total
Balance, January 1, 2001								
(as previously reported)	952,200	$6,026	$7,934	$ (260)	$(457)	$449	$(1,886)	$11,806
Prior Period Adjustment			(151)					(151)
Balance, January 1, 2001 (restated)	952,200	6,026	7,783	(260)	(457)	449	(1,886)	11,655
Comprehensive income								
Net income (restated)			702					702
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						(337)		(337)
Total comprehensive income								365
Dividends on common shares, $.44 per share			(351)					(351)
Purchase of shares (29,600 shares)							(380)	(380)
Amortization of unearned compensation expense		(3)		82				79
ESOP shares earned					76			76
Balance, December 31, 2001	952,200	6,023	8,134	(178)	(381)	112	(2,266)	11,444
Comprehensive income								
Net income			457					457
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						(130)		(130)
Total comprehensive income								327
Dividends on common shares, $.44 per share			(345)					(345)
Amortization of unearned compensation expense				67				67
ESOP shares earned		(10)			76			66
Balance, December 31, 2002	952,200	$6,013	$8,246	$(111)	$(305)	$(18)	$(2,266)	$11,559

See notes to consolidated financial statements.

Home City Financial Corporation – CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in thousands) Year ended December 31, 2002	2001 (Restated)
OPERATING ACTIVITIES		
Net income	$ 457	$ 702
Items not requiring (providing) cash		
Depreciation and amortization	231	158
Provision for loan losses	376	140
Amortization of premiums and discounts on securities	147	32
Deferred income taxes	53	(78)
Increase in cash surrender value of life insurance	(134)	(112)
Employee Stock Ownership Plan compensation expense	66	76
Recognition and Retention Plan compensation expense	67	79
Net realized gains on available-for-sale securities	(332)	(426)
Loss on disposal of fixed assets	18	0
FHLB stock dividends	(98)	(134)
Changes in		
Interest receivable	71	(1)
Other assets	217	(45)
Interest payable and other liabilities	149	146
Net cash provided by operating activities	1,288	537
INVESTING ACTIVITIES		
Purchases of available-for-sale securities	(18,077)	(15,852)
Proceeds from maturities of available-for-sale securities	2,362	861
Proceeds from the sales of available-for-sale securities	22,923	5,341
Net change in loans	(12,418)	(4,568)
Purchase of premises and equipment	(14)	(2,177)
Purchase of life insurance contracts	0	(1,510)
Purchase of Federal Home Loan Bank stock	0	(166)
Net cash used in investing activities	(5,224)	(18,071)
FINANCING ACTIVITIES		
Net increase in demand deposits, money market, NOW and savings accounts	11,856	7,284
Net increase (decrease) in certificates of deposit	(9,140)	14,042
Proceeds from Federal Home Loan Bank advances	8,800	11,000
Repayment of Federal Home Loan Bank advances	(5,916)	(10,636)
Repayment of long-term debt	(307)	(6)
Purchase of treasury shares	0	(380)
Dividends paid	(345)	(351)
Net increase (decrease) in advances from borrowers for taxes and insurance	39	(2)
Net cash provided by financing activities	4,987	20,951
Increase in Cash and Cash Equivalents	1,051	3,417
Cash and Cash Equivalents, Beginning of Year	5,010	1,593
Cash and Cash Equivalents, End of Year	$ 6,061	$ 5,010
Supplemental Cash Flows Information		
Interest paid	$ 5,564	$ 6,658
Income taxes paid (net of refunds)	152	332

See notes to consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Home City Financial Corporation ("Company") is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, Home City Federal Savings Bank of Springfield ("Bank") and Home City Insurance Agency, Inc. ("Agency"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clark County, Ohio. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's wholly-owned subsidiary, Homciti Service Corporation ("Service Corp."), holds stock of the Bank's data service provider and a local joint venture, in both of which it has minority interests.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Agency, the Bank, and the Service Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

All securities are classified as available for sale. Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on the straight-line basis over periods ranging from 5 to 12.5 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Treasury Shares

Treasury shares are stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Bank accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

	(Dollars in thousands) Year ended December 31,	
	2002	2001
Net income, as reported	$ 457	$ 702
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	58	70
Pro forma net income	$ 399	$ 632
Earnings per share:		
Basic – as reported	$ 0.62	$ 0.94
Basic – pro forma	$ 0.54	$ 0.85
Diluted – as reported	$ 0.62	$ 0.94
Diluted – pro forma	$ 0.54	$ 0.84

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net income.

NOTE 2: RESTATEMENT OF PRIOR YEAR RETAINED EARNINGS

Retained earnings as of December 31, 2000 has been restated for computational errors relating to accrued federal income tax expense. Previously reported net income for the year ended December 31, 2001 has been restated for computational errors relating to federal income tax expense in the amount of $80,000. Diluted earnings per share have also been restated by excluding unearned ESOP shares from weighted-average shares - diluted. The result of the two restatements is that basic earnings per share was restated from $1.05 to $0.94 and diluted earnings per share was restated from $0.97 to $0.94.

NOTE 3: SECURITIES

The amortized cost and approximate fair values of securities are as follows:

	(Dollars in thousands)			
Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2002				
U.S. government agencies	$ 1,280	$ 10	$ 0	$ 1,290
Mortgage-backed securities	3,409	25	(2)	3,432
Other asset-backed securities	301	0	(2)	299
State and political subdivisions	489	10	0	499
Equity securities	910	0	(67)	843
Total	$ 6,389	$ 45	$ (71)	$ 6,363
December 31, 2001				
U.S. government agencies	$ 360	$ 0	$ (4)	$ 356
Mortgage-backed securities	9,664	30	(91)	9,603
State and political subdivisions	1,269	1	(33)	1,237
Equity securities	2,120	292	(25)	2,387
Total	$13,413	$ 323	$ (153)	$13,583

The amortized cost and fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Dollars in thousands)	
	Amortized Cost	Fair Value
Within one year	$ 299	$ 299
One to five years	1,081	1,091
Five to ten years	389	399
	1,769	1,789
Mortgage-backed securities	3,409	3,432
Other asset-backed securities	301	299
Equity securities	910	843
Totals	$ 6,389	$ 6,363

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $399,000 at December 31, 2002, and $1,550,000 at December 31, 2001.

Gross gains of $393,000 and $429,000 and gross losses of $61,000 and $3,000 resulting from sales of available-for-sale securities were realized for 2002 and 2001, respectively. The tax expense for net gains on security transactions for 2002 and 2001 was $113,000 and $145,000, respectively.

NOTE 4: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, include:

	(Dollars in thousands) 2002	2001
Residential real estate		
One- to four-family residential	$ 62,981	$ 58,089
Multi-family residential	7,359	6,747
Construction	3,238	1,477
Nonresidential real estate	32,896	30,474
Commercial	14,051	11,907
Consumer and other	7,393	7,271
Total loans	127,918	115,965
Less		
Allowance for loan losses	(503)	(592)
Net loans	$ 127,415	$ 115,373

Activity in the allowance for loan losses was as follows:

	(Dollars in thousands) 2002	2001
Balance, beginning of year	$ 592	$ 588
Provision charged to expense	376	140
Losses charged off, net of recoveries of $25,000 for 2002, and $25,000 for 2001	(465)	(136)
Balance, end of year	$ 503	$ 592

Impaired loans totaled $944,000 at December 31, 2002. An allowance for loan losses of $37,000 relates to impaired loans of $177,000 at December 31, 2002. At December 31, 2002 impaired loans of $767,000 had no related allowance for loan losses.

Interest of $96,000 was recognized on average impaired loans of $976,000 for 2002. Interest of $74,000 was recognized on impaired loans on a cash basis during 2002.

There were no impaired loans at December 31, 2001.

At December 31, 2002 and 2001, accruing loans delinquent 90 days or more totaled $250,000 and $0, respectively. Non-accruing loans at December 31, 2002 and 2001 were $173,000 and $1,488,000, respectively.

NOTE 5: PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	(Dollars in thousands) 2002	2001
Land	$ 830	$ 830
Buildings and improvements	2,608	2,608
Equipment	1,560	1,597
	4,998	5,035
Less accumulated depreciation	(1,063)	(865)
Net premises and equipment	$ 3,935	$ 4,170

NOTE 6: GOODWILL, OTHER INTANGIBLE ASSETS AND DISCONTINUED OPERATIONS

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

On December 1, 2000, the Company's new, wholly-owned subsidiary, Home City Insurance Agency, Inc. (HCIA), acquired the book of business and certain other assets of Rice Insurance Agency, Inc. (Rice Agency). The transaction was a business combination accounted for as a purchase.

As a result of the acquisition, the Company recorded identifiable intangible assets including a covenant not to compete valued at $313,000, trademark rights valued at $15,000, and computer software contracts valued at $15,000. The remaining value of the excess of the cost of the assets acquired over the fair value of its net assets was $70,000 and was recorded as goodwill.

Amortization expense for the years ended December 31, 2002 and 2001, was $31,000 and $36,000, respectively.

On December 27, 2002, the Company sold the insurance agency business and recognized a loss of $23,000. The purchaser assumed the note payable of $301,000. All goodwill and other intangibles have been written-off. Revenues of $442,000 and $351,000 are included in loss from discontinued operations in 2002 and 2001, respectively.

NOTE 7: INTEREST-BEARING DEPOSITS

Interest-bearing deposits in denominations of $100,000 or more were $15,774,000 on December 31, 2002, and $18,805,000 on December 31, 2001.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

	(Dollars in thousands)
2003	$ 36,671
2004	10,006
2005	9,052
2006	6,422
2007	1,874
Total	$ 64,025

NOTE 8: BORROWINGS

Borrowings consisted of the following components at December 31:

	(Dollars in thousands) 2002	2001
Federal Home Loan Bank Advances	$ 38,199	$ 35,315
Note payable (paid in 2002)	0	307
Total	$ 38,199	$ 35,622

The Federal Home Loan Bank advances are secured by mortgage loans totaling $53,715,000 at December 31, 2002. Advances, at interest rates from 1.40% to 8.35%, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2002, are:

	(Dollars in thousands)
2003	$ 4,914
2004	349
2005	327
2006	878
2007	1,847
Thereafter	29,884
Total	$ 38,199

The Bank has unused letters of credit with the Federal Home Loan Bank aggregating $1,590,000 expiring at various dates from February 4, 2003, through December 8, 2003.

NOTE 9: INCOME TAXES

The provision for income taxes includes these components at December 31:

	(Dollars in thousands) 2002	2001 (Restated)
Taxes currently payable	$ 100	$ 355
Deferred income taxes	53	(78)
Income tax expense from continuing operations	$ 153	$ 277

A reconciliation of income tax expense from continuing operations at the statutory rate to the Company's actual income tax expense from continuing operations is shown below:

	(Dollars in thousands) 2002	2001 (Restated)
Computed at the statutory rate (34%)	$ 224	$ 356
Increase (decrease) resulting from		
Tax exempt interest	(12)	(31)
Cash surrender value of life insurance	(44)	(38)
Nondeductible expenses	1	7
Other	(16)	(17)
Actual tax expense from continuing operations	$ 153	$ 277

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001 (Restated)
Deferred tax assets		
Allowance for loan losses	$ 171	$ 201
Employee benefits	127	90
Nonaccrual loan interest	1	15
Other	42	19
Unrealized losses on available-for-sale securities	9	0
	350	325
Deferred tax liabilities		
Depreciation	(62)	(55)
Federal Home Loan Bank stock dividend	(208)	(175)
Deferred loan fees	(72)	(43)
Unrealized gains on available-for-sale securities	0	(58)
	(342)	(331)
Net deferred tax asset (liability)	$ 8	$ (6)

Retained earnings at December 31, 2002 and 2001, include approximately $1,084,000, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $368,000 at December 31, 2002 and 2001.

NOTE 10: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	(Dollars in thousands) 2002	2001
Unrealized gains (losses) on securities available for sale	$ 135	$ (85)
Reclassification for realized amount included in income	332	426
Other comprehensive loss, before tax effect	(197)	(511)
Tax benefit	(67)	(174)
Other comprehensive loss	$ (130)	$ (337)

NOTE 11: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total risk-based capital (to risk-weighted assets)	$11,666	10.4%	$8,950	8.0%	$11,188	10.0%
Tier I capital (to risk-weighted assets)	11,163	10.0	N/A	N/A	6,713	6.0
Tier I capital (to adjusted total assets)	11,163	7.4	6,001	4.0	7,501	5.0
Tangible capital (to adjusted tangible assets)	11,163	7.4	2,250	1.5	N/A	N/A
As of December 31, 2001 (restated)						
Total risk-based capital (to risk-weighted assets)	$11,526	10.5%	$8,751	8.0%	$10,938	10.0%
Tier I capital (to risk-weighted assets)	10,934	10.0	N/A	N/A	6,563	6.0
Tier I capital (to adjusted total assets)	10,934	7.6	5,784	4.0	7,230	5.0
Tangible capital (to adjusted tangible assets)	10,934	7.6	2,169	1.5	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002, approximately $461,000 of retained earnings were available for dividend declaration without prior regulatory approval.

NOTE 12: RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

	(Dollars in thousands)
Balances, January 1, 2002	$ 1,940
New loans, including renewals	411
Payments, etc., including renewals	(436)
Balances, December 31, 2002	$ 1,915

Deposits from related parties held by the Bank at December 31, 2002 and 2001, totaled $1,116,000 and $312,000, respectively.

NOTE 13: EMPLOYEE BENEFITS

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 15% of their compensation with the Company matching 75% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for 2002 and 2001 were $43,000 and $34,000, respectively.

As part of the conversion in 1996, the Company established an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 76,176 common shares of the Company at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $761,760 of common shares acquired by the ESOP was shown as a reduction of shareholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the shares when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP.

ESOP expense for the years ended December 31, 2002 and 2001, was $66,000 and $76,000.

	(Dollars in thousands) 2002	2001
Allocated shares	42,465	39,690
Shares released for allocation	9,449	9,449
Unearned shares	35,959	45,408
Total ESOP shares	87,873	94,547
Fair value of unearned shares at December 31	$ 421,000	$ 544,000

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 38,088 shares of the Company to members of the Board of Directors and management. At December 31, 2002, 26,302 shares had been awarded, of which 914 had been forfeited. Common shares awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $67,000 and $79,000 for 2002 and 2001, respectively.

NOTE 14: STOCK OPTION PLAN

The Company has an option plan under which the Company may grant options that vest over five years to selected employees for up to 131,422 common shares. The exercise price of each option is intended to equal the fair value of the Company's shares on the date of grant. An option's maximum term is ten years.

At December 31, 2002, the weighted average remaining contractual life of all options was 4.8 years. A summary of the status of the plan at December 31, 2002 and 2001, and changes during the years then ended is presented below:

	At December 31, 2002		At December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	98,565	$ 11.70	98,565	$ 11.70
Granted	0		0	
Exercised	0		0	
Forfeited	(2,630)	11.70	0	
Expired	0		0	
Outstanding, end of year	95,935	11.70	98,565	11.70
Options exercisable, end of year	95,935	11.70	80,159	11.70

NOTE 15: EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows (Dollars in thousands, except per share data):

	Year Ended December 31, 2002		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 505	741,229	$ 0.68
Effect of dilutive securities			
Stock options and awards	0	0	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 505	741,229	$ 0.68

Options to purchase 95,935 common shares at $11.70 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2001 (Restated)		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 770	744,992	$ 1.03
Effect of dilutive securities			
Stock options and awards	0	4,522	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 770	749,514	$ 1.03

NOTE 16: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

(Dollars in thousand)

	At December 31, 2002		At December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 6,061	$ 6,061	$ 5,010	$ 5,010
Interest-bearing deposits	24	24	24	24
Available-for-sale securities	6,363	6,363	13,583	13,583
Loans, net	127,415	133,767	115,373	116,218
Federal Home Loan Bank stock	2,177	2,177	2,079	2,079
Cash surrender value of life insurance	2,829	2,829	2,695	2,695
Interest receivable	600	600	671	671
Financial liabilities				
Deposits	99,119	100,746	96,403	97,978
Federal Home Loan Bank advances	38,199	40,877	35,315	35,246
Long-term debt	0	0	307	328
Interest payable	212	212	243	243

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2002 and 2001. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2002 and 2001 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2002 and 2001, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

NOTE 17: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2002 and 2001, the Bank had outstanding commitments to originate loans aggregating approximately $458,000 and $2,506,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $358,000 and $1,684,000 at December 31, 2002 and 2001, respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $500,000 and $0 at December 31, 2002 and 2001, respectively, with the former bearing a term of seven months.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $5,483,000 and $3,757,000 for commercial lines and open-end consumers lines, respectively. At December 31, 2001, unused lines of credit to borrowers aggregated approximately $5,373,000 for commercial lines and $3,240,000 for open-end consumer lines.

NOTE 18: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	(Dollars in thousands) 2002	2001 (Restated)
Assets		
Cash	$ 216	$ 140
Investment in common stock of subsidiary Bank	11,145	11,046
Investment in insurance agency	37	83
Advances to subsidiaries	109	35
Other assets	52	140
Total assets	$ 11,559	$ 11,444
Shareholders' Equity	$ 11,559	$ 11,444

Condensed Statements of Income

	(Dollars in thousands) 2002	2001 (Restated)
Income		
Dividends from subsidiary Bank	$ 330	$ 635
Interest income	36	45
Total income	366	680
Expenses		
Other expenses	119	139
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	247	541
Income Tax Expense (Benefit)	(28)	3
Income Before Equity in Undistributed Income of Subsidiaries	275	538
Equity in Undistributed Income of Subsidiaries	182	164
Net Income	$ 457	$ 702

Condensed Statements of Cash Flows

	(Dollars in thousands) 2002	2001 (Restated)
Operating Activities		
Net income	$ 457	$ 702
Items not requiring (providing) cash	38	(10)
Net cash provided by operating activities	495	692
Investing Activities—advances to subsidiaries	(74)	0
Financing Activities		
Cash dividends paid	(345)	(351)
Purchase of treasury stock	0	(380)
Net cash used in financing activities	(345)	(731)
Net Change in Cash and Cash Equivalents	76	(39)
Cash and Cash Equivalents at Beginning of Year	140	179
Cash and Cash Equivalents at End of Year	$ 216	$ 140

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations without adjustment for discontinued operations for 2002 and 2001.

(Dollars in thousands, except per share data)

December 31, 2002	March	June	September	December
Interest and dividend income	$ 2,465	$ 2,507	$ 2,386	$ 2,422
Interest expense	1,570	1,528	1,487	1,408
Net interest income	895	979	899	1,014
Provision for loan losses	13	236	52	75
Noninterest income	169	435	236	276
Noninterest expense	999	1,006	955	981
Income tax expense	(13)	33	1	108
Net income	65	139	127	126
Earnings per share				
Basic	0.09	0.19	0.17	0.17
Diluted	0.09	0.19	0.17	0.17
Dividends per share	0.11	0.11	0.11	0.11

December 31, 2001 (Restated)	March	June	September	December
Interest and dividend income	$ 2,601	$ 2,609	$ 2,558	$ 2,641
Interest expense	1,634	1,670	1,679	1,701
Net interest income	967	939	879	940
Provision for loan losses	10	10	0	120
Noninterest income	243	170	293	306
Noninterest expense	865	872	971	942
Income tax expense	67	38	15	125
Net income	268	189	186	59
Earnings per share				
Basic	0.35	0.25	0.25	0.08
Diluted	0.35	0.25	0.25	0.08
Dividends per share	0.11	0.11	0.11	0.11

CORPORATE INFORMATION

DIRECTORS OF HCFC AND HOME CITY

Glenn W. Collier, Partner with the law firm of Martin, Browne, Hull & Harper, Springfield, Ohio

John D. Conroy, Owner and President of Conroy Funeral Home, Inc., Springfield, Ohio

James Foreman, President and CEO of Foreman-Blair Pontiac, Buick, GMC, Springfield, Ohio

Terry A. Hoppes, Owner and President of Hoppes Engineering and Surveying Co.; President of Hoppes Builders and Development Co., Springfield, Ohio

Douglas L. Ulery, President and CEO of Home City Financial Corporation and Home City Federal Savings Bank of Springfield

EXECUTIVE OFFICERS OF HCFC

John D. Conroy	Chairman of the Board
Douglas L. Ulery	President and CEO
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Sr. V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

EXECUTIVE OFFICERS OF HOME CITY

John D. Conroy	Chairman of the Board
Douglas L. Ulery	President and CEO
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Sr. V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

INDEPENDENT AUDITORS

BKD, LLP
312 Walnut Street, Suite 300
P.O. Box 5367
Cincinnati, Ohio 45201-5367

SPECIAL COUNSEL

Vorys, Sater, Seymour and Pease LLP
Suite 2100, Atrium Two
221 East Fourth Street
P.O. Box 0236
Cincinnati, Ohio 45201-0236

GENERAL COUNSEL

Gorman, Veskauf, Henson & Wineberg
National City Bank Bldg.
4 West Main Street, Suite 723
Springfield, Ohio 45502

ANNUAL MEETING

Wednesday, April 30, 2003, at 3:00 p.m.
The Springfield Inn
100 S. Fountain Avenue
Springfield, Ohio

COMMON SHARES

There were 784,400 common shares of HCFC outstanding on March 4, 2003, held of record by approximately 349 shareholders. Since December 30, 1996, HCFC's common shares have traded on the Nasdaq SmallCap Market under the symbol "HCFC". The following represents high and low trading prices and dividends declared during each respective quarter during 2001 and 2002. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

2001	High	Low	Dividends declared
First Quarter	$11.000	$ 9.375	$0.11
Second Quarter	$13.760	$10.760	$0.11
Third Quarter	$13.600	$12.640	$0.11
Fourth Quarter	$13.000	$11.740	$0.11

2002	High	Low	Dividends declared
First Quarter	$12.250	$10.300	$0.11
Second Quarter	$12.460	$11.060	$0.11
Third Quarter	$11.650	$10.660	$0.11
Fourth Quarter	$11.700	$ 9.150	$0.11

A copy of HCFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
Attn: Jo Ann Holdeman, Sr. V.P. and Secretary

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

Douglas L. Ulery, President and CEO or
Charles A. Mihal, Treasurer and CFO
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
(937) 390-0470

TRANSFER AGENT

Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
(312) 427-2953

HOME CITY FINANCIAL CORPORATION

TELEPHONE (937) 390-0470
2454 NORTH LIMESTONE STREET SPRINGFIELD, OHIO 45503